UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

KemPharm, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

488445 206

(CUSIP Number)

May 10, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488445 206	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Samuel J. Braun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,155,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,155,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,155,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% (1)
12.	TYPE OF REPORTING PERSON IN

(1) Based on 28,507,297 shares of common stock outstanding as of May 12, 2021, as represented in the quarterly report on Form 10-Q filed by KemPharm, Inc. with the Securities and Exchange Commission on May 14, 2021.

CUSIP No. 488445 206	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

KemPharm, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

1180 Celebration Boulevard, Suite 103

Celebration, Florida 34747

Item 2(a)	Name of Person Filing:

Samuel J. Braun

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5 West Main St.

Box 361

Warner, South Dakota 57479-0361

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 (“Common Stock”)

Item 2(e)	CUSIP Number:

488445 206

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 488445 206	13G/A	Page 4 of 6 Pages

Item 4.  Ownership.

(a)	Amount beneficially owned:

3,155,000 shares of Common Stock

3,012,000 shares of Common Stock reported are held by the reporting person individually, consisting of 3,010,000 issued and outstanding shares and call options to purchase up to 2,000 shares on August 20, 2021. 10,000 of these shares were purchased after the date triggering this amendment but prior to filing hereof.

60,000 shares of Common Stock reported are held by the reporting person and his sibling in an account with common ownership, but over which the reporting person exercises sole voting and dispositive power.

68,000 shares of Common Stock reported are held by Thinkswitch Capitol, LLC, a related entity, over which shares of Common Stock the reporting person has the sole voting and dispositive power.

15,000 shares of Common Stock reported are held by ThetaBurn Investments, LLC, a related entity, over which shares of Common Stock the reporting person has the sole voting and dispositive power.

(b)	Percent of class:
11.1%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:
3,155,000

(ii)	shared power to vote or to direct the vote
0
(iii)	sole power to dispose or to direct the disposition of:
3,155,000

(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The other members of each of the related entities over which the reporting person exercises sole voting and dispositive power have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares in accordance with their respective ownership interests in such entities. The reporting person’s sibling has the right to participated in the receipt of dividends from, and proceeds from the sale of, the shares held in the common brokerage account managed solely by the reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 488445 206	13G/A	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. 488445 206	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

/s/ Samuel J. Braun

Samuel J. Braun